October 7, 2020
Via E-mail

Patrick Pohlen, Esq.
Latham & Watkins LLP
505 Montgomery Street
Suite 2000
San Francisco, CA 94111

       Re:     Aimmune Therapeutics, Inc.
               Amendment No. 5 to Schedule 14D-9 filed October 5, 2020 File No. 005-88972

               Amendment No. 3 to Schedule 13E-3 filed September 29, 2020 Filed by Aimmune Therapeutics, Inc.
               File No. 005-88972

Dear Mr. Pohlen:

       The staff in the Office of Mergers and Acquisitions has reviewed the filings listed above, and we have the comment set forth below.

Schedule 14D-9

Opinions of the Company   s Financial Advisors
Opinion of Lazard Fr  res & Co. LLC
Miscellaneous, page 44

1. We note your response to prior comment 1. As communicated in our prior comment and in further telephone conversations, we are unable to agree with your conclusion that the
   relationship between Lazard and L   Or  al is immaterial to Unaffiliated
Stockholders such that
   quantification of the compensation received by Lazard in connection with its services
   provided to L   Or  al is not required. Please revise to include
quantification of this
   compensation. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.



                                              *   *   *
 Patrick Pohlen, Esq.
Latham & Watkins LLP
October 7, 2020
Page 2

        Please direct any questions to me at (202) 551-7951. You may also contact Perry
Hindin, Special Counsel, at (202) 551-3444.


                                                          Sincerely,

                                                          /s/ Joshua Shainess

                                                          Joshua Shainess
                                                          Special Counsel
                                                          Office of Mergers and
Acquisitions